Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-259244

Dated August 4, 2022

WASTE CONNECTIONS, INC.

Pricing Term Sheet

Issuer:	Waste Connections, Inc.
Title of Securities	4.200% Senior Notes due 2033 (the “Notes”)
Principal Amount:	$750,000,000
Maturity Date:	January 15, 2033
Coupon:	4.200%
Public Offering Price:	99.728% of face amount
Yield to Maturity:	4.233%
Benchmark Treasury:	2.875% UST due May 15, 2032
Benchmark Treasury Price and Yield:	101-15 and 2.703%
Spread to Benchmark Treasury:	+153 bps
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2023
Optional Redemption:
Make-Whole Call:

Redeemable at any time prior to October 15, 2032 (three months prior to their maturity date) (the “Par Call Date”) at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date.
Settlement:

T+10; August 18, 2022. Delivery of the Notes is expected to be made against payment for the Notes on August 18, 2022, which will be the tenth business day following the date hereof (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

CUSIP:	94106B AF8
ISIN:	US94106BAF85
Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable)
Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

CIBC World Markets Corp.

PNC Capital Markets LLC

Fifth Third Securities, Inc.

Truist Securities, Inc.

Co-Managers:	U.S. Bancorp Investments, Inc. TD Securities (USA) LLC Scotia Capital (USA) Inc. Citizens Capital Markets, Inc. Zions Direct, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement, dated August 4, 2022 (the “Preliminary Prospectus Supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.